News Release
Bema and Kinross Plan to Recommence Gold Mining at Refugio

Vancouver, British Columbia, December 4, 2003… Bema Gold Corporation (TSX, AMEX-BGO, AIM-BAU) (“Bema”) and Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross") are pleased to announce that their respective boards of directors have approved the recommencement of gold operations at the Refugio heap leach mine located near Copiapo, Chile.

Compania Minera Maricunga (“CMM”) owns the Refugio mine and is owned 50% by Bema and 50% by Kinross. The Refugio mine had been placed on care and maintenance in May 2001 due to low gold prices and has produced declining amounts of gold from residual leaching of existing heaps since that time. During the past year, a 56,000 metre drill program was successful in expanding reserves to justify a greater than 25% expansion of daily throughput compared to historic production levels. Initially the Verde pits are scheduled to produce 40,000 tonnes of ore per day which will be crushed and placed on the leach pads. Subsequently the new Pancho pit, expected to be mined at 35,000 tonnes of ore per day, will extend the mine-life to approximately 10 years at an assumed gold price $350 per ounce. Life-of-mine annual gold production is expected to range from 230,000 to 260,000 ounces on a 100% basis at total cash costs averaging approximately $225 per ounce.

Production is expected to recommence late in the fourth quarter of 2004. Initial capital costs on a 100% basis for the expanded project are estimated at approximately $71 million to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, a new mining fleet will be purchased and is anticipated to be financed through a capital lease of approximately $30 million. Major capital items include plant modifications and upgrades, a modest pre-stripping program and 110-kilometre power line, connected to the Chilean grid, which will replace the previous diesel generated power. Bema is currently evaluating various financing options including project debt and convertible debentures for its 50% of capital requirements.

The combination of improved gold prices and expanded reserves have resulted in robust economics for the expanded project. At the base case gold price of $350 per ounce, the proven and probable reserves (100% basis) are estimated at 124,054,000 tonnes at a grade of 0.86 grams of gold per tonne for 3,433,000 ounces of gold. The base case project economics indicate a pre-tax internal rate of return (“IRR”) of almost 22% and a payback of approximately 3.8 years. The sensitivity analysis of the project economics yields an IRR of approximately 34% and a payback of 2.6 years at the current gold price of $400 per ounce.

The Qualified Persons under National Mining Instrument 43-101 are W. Hanson, P.Geo and R. Cooper, P.Eng, both of Kinross. For further information on Bema please email investor@bemagold.com or visit our web site at www.bema.com. To speak to a representative of the Company please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
(604) 681-8371	(604) 681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.